Exhibit (a)(1)

NOTICE OF FUNDAMENTAL CHANGE

TO HOLDERS OF

1.625% CONVERTIBLE SENIOR NOTES DUE 2018

(CUSIP NO. 783764AQ6)

AND

0.25% CONVERTIBLE SENIOR NOTES DUE 2019

(CUSIP NO. 783764AS2)

OF

CALATLANTIC GROUP, INC.

Dear Holder of 1.625% Convertible Senior Notes due 2018 (“1.625% Notes”) or

0.25% Convertible Senior Notes due 2019 (“0.25% Notes, and, together with the 1.625% Notes, “Notes”) of CalAtlantic Group, Inc.

This Notice of Fundamental Change is being sent by CalAtlantic Group, Inc. to notify holders of Notes that a Fundamental Change, as that term is defined in the Seventh Supplemental Indenture dated as of May 16, 2012 (the “Seventh Supplemental Indenture”) and the Ninth Supplemental Indenture dated as of May 20, 2013 (the “Ninth Supplemental Indenture” and together with the Seventh Supplemental Indenture, the “Supplemental Indentures”) to the Indenture dated as of June 28, 1996 between The Ryland Group, Inc. and Chemical Bank (the “Base Indenture”), has occurred.

The event causing the Fundamental Change was the merger (the “Merger”) of CalAtlantic Group, Inc. (“CalAtlantic”) with and into a wholly-owned subsidiary of Lennar Corporation which has been renamed CalAtlantic Group, Inc. (“New CalAtlantic”), and which is giving this notice.

The effective date of the Fundamental Change was February 12, 2018. The Fundamental Change is a Make-Whole Adjustment Event with regard to both of the Supplemental Indentures.

The last date on which a holder of Notes may exercise the Fundamental Change Purchase Right provided in the applicable Supplemental Indenture is March 29, 2018.

The Fundamental Change Purchase Price with regard to each issue of Notes is 100% of the principal amount plus accrued but unpaid interest to, but not including, the Fundamental Change Purchase Date. Principal plus accrued but unpaid interest with regard to the 1.625% Notes will be $1,006.094 per $1,000 principal amount. Principal plus accrued but unpaid interest with regard to the 0.25% Notes will be $1,000.826 per $1,000 principal amount.

The Fundamental Change Purchase Date will be March 30, 2018.

The Conversion Rate with regard to the 1.625% Notes is 31.8906 shares of former CalAtlantic common stock (“CA Stock”) per $1,000 principal amount, except that during the period from 11:59 p.m. New York City time on February 12, 2018 to 5:00 p.m. New York City time on March 29, 2018 (the “Make-Whole Conversion Period”), the Conversion Rate with regard to the 1.625% Notes is 32.0018 shares of CA Stock per $1,000 principal amount. Because of the Merger, holders of each $1,000 principal amount of 1.625% Notes will be entitled to convert their 1.625% Notes into the type and amount of merger consideration that a holder of the number of shares of CA Stock equal to the Conversion Rate immediately prior to the Merger would have been entitled to receive as a result of the Merger. That will be cash of $48.26 per share of CA Stock. However, Lennar is offering to issue on conversion of 1.625% Notes during the Make-Whole Conversion Period a combination of (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock and (c) $ 9.845 in cash for each share of CA Stock with regard to which a 1.625% Note is converted. That offer is being made by a separate prospectus supplement that will be sent to the holders of 1.625% Notes.

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The Conversion Rate with regard to the 0.25% Notes is 13.6186 shares of CA Stock per $1,000 principal amount, except that during the Make-Whole Conversion Period, the Conversion Rate with regard to the 0.25% Notes is 19.2669 shares of CA Stock per $1,000 principal amount. Because of the Merger, holders of each $1,000 principal amount of 0.25% Notes will be entitled to convert their 0.25% Notes into the type and amount of merger consideration that a holder of the number of shares of CA Stock equal to the Conversion Rate immediately prior to the Merger would have been entitled to receive as a result of the Merger. That will be cash of $48.26 per share of CA Stock. However, Lennar is offering to issue on conversion of 0.25% Notes during the Make-Whole Conversion Period a combination of (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock and (c) $9.845 in cash for each share of CA Stock with regard to which a 0.25% Note is converted. That offer is being made by a separate prospectus supplement that will be sent to the holders of 0.25% Notes.

Because all the Notes are represented by global securities held by The Bank of New York Mellon Trust Company, N.A. for the account of The Depositary Trust Company (“DTC”), in order to convert Notes, the holder must comply with DTC’s procedures for converting a beneficial interest in a global security. In addition, the holder must pay any transfer or similar taxes due if the holder requests that the consideration due because of conversion of the beneficial interest be issued in a name other than the holder’s name. The Lennar Modified Conversion Offer requires delivery of a special form of notice to DTC, as described in the prospectus supplement relating to the Lennar offer of Modified Conversion Consideration.

In order to exercise the Fundamental Change Purchase Right described above, the holder must submit the Notes as to which the Fundamental Change Purchase Right is being exercised through the transmittal procedures of DTC in time for DTC to surrender them to the Paying Agent by 5:00 p.m. New York City time on March 29, 2018.

Additional copies of this Notice of Fundamental Change can be obtained from the Paying Agent and Conversion Agent at the following address:

The Bank of New York Mellon

Global Corporate Trust

111 Sanders Creek Parkway

East Syracuse, New York 13057

February 16, 2018

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We have not authorized anybody to give information or represent anything to you regarding your Fundamental Change Purchase Right other than the information in this Notice of Fundamental Change, or in documents referred to in it. You must not rely on unauthorized information or representations, including unauthorized information about your Fundamental Change Purchase Right.

This Notice of Fundamental Change does not offer to sell, or ask for offers to buy, securities.

The information in this Notice of Fundamental Change is current only as of the date on the cover page, and may change after that date. We do not represent that at any time after the date of this Notice of Fundamental Change the information in this Notice of Fundamental Change will continue to be correct, or that since the date of the Joint Proxy Statement/Prospectus referred to in this Notice of Fundamental Change our affairs have been, or in the future they will be, as described in the Joint Proxy Statement/Prospectus.

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SUMMARY TERM SHEET

The following are answers to some questions regarding the right of holders of Notes to require New CalAtlantic to repurchase them (the “Fundamental Change Purchase Right”). It contains only summary information. More complete information is contained in the remainder of this Notice of Fundamental Change.

What is my Fundamental Change Purchase Right?

It is your right, as a holder of Notes, to require New CalAtlantic to purchase some or all of your Notes for 100% of their principal amount plus accrued but unpaid interest to, but not including, the day on which the Notes will be purchased (the “Fundamental Change Purchase Date”). This right arises under Section 3.02 of each of the Supplemental Indentures relating to Notes.

When can I exercise my Fundamental Change Purchase Right?

You can exercise your Fundamental Change Purchase Right at any time between the date of this Notice of Fundamental Change and the time the Fundamental Change Purchase Right expires.

When will the Fundamental Change Purchase Right expire?

The Fundamental Change Purchase Right will expire at 5:00 p.m., New York City time on March 29, 2018.

What do I have to do to exercise my Fundamental Change Purchase Right?

You must surrender your Notes for purchase through the transmittal procedures of The Depositary Trust Company (“DTC”) so they are received by the Paying Agent before 5:00 p.m. New York City time on March 29, 2018.

•	If your Notes are held by a broker, a bank or other nominee, you must instruct the nominee to surrender the Notes on your behalf through DTC’s transmittal procedures. You must do this sufficiently in advance so the surrender can be completed before 5:00 p.m. New York City time on March 29, 2018.

•	If you are a DTC participant, you must surrender your Notes electronically through DTC’s Automatic Tender Offer Program (“ATOP”) over the Participant Terminal System in time for the surrender to be completed before 5:00 p.m. New York City time on March 29, 2018.

You will bear the risk that surrender of your Notes will not be completed before the time for surrendering them expires.

By surrendering Notes, or instructing your nominee to surrender them, you will agree to be bound by the terms of the Fundamental Change Purchase Right set forth in this Notice of Fundamental Change.

Will I be able to withdraw Notes after I surrender them?

You will be able to withdraw surrenders of Notes by complying with DTC’s withdrawal procedures in time for DTC to withdraw them before 5:00 p.m. New York City time on March 29, 2018.

If I exercise the Fundamental Change Purchase Right, when will my Notes be purchased?

Notes with regard to which the Fundamental Change Purchase Right is properly exercised and not withdrawn will be purchased effective March 30, 2018. We will deliver to the Paying Agent, not later than 11:00 a.m. New York City time on April 2, 2018 sufficient funds to pay the purchase price for all those Notes. The Paying Agent will distribute the cash payment for Notes to DTC, which will distribute the cash to its participants in accordance with its procedures.

If I exercise my Fundamental Change Purchase Right, must I exercise it with regard to all my Notes?

You can exercise the Fundamental Change Purchase Right with respect to all, some or none of the Notes you hold. However, if you exercise the Fundamental Change Purchase Right, you must do that with regard to Notes with a principal amount that is $1,000 or an integral multiple of $1,000.

What alternatives will I have to exercising my Fundamental Change Purchase Right?

Instead of exercising your Fundamental Change Purchase Right, you can convert your Notes or you can continue to hold your Notes.

How can I convert my Notes?

Under the Supplemental Indenture relating to your Notes, in order to convert your Notes you must comply with DTC’s procedures for converting a beneficial interest in a global security. In addition, if the shares or cash that will be issued on conversion of your Notes are to be issued in a name other than your name, you must pay any issue or transfer tax that is due because of any such issuance.

What will I receive if I convert my Notes?

You will receive the type and amount of merger consideration that you would have been entitled to receive as a result of the Merger if you had owned immediately prior to the Merger the number of shares of CalAtlantic common stock (“CA Stock”) equal to the Conversion Rate with regard to each $1,000 principal amount of the Notes you convert.

If you convert your Notes before 5:00 p.m. New York City time on March 29, 2018, the Conversion Rate with regard to your Notes will include the Make-Whole Adjustment. If you convert your Notes after that time, the Conversion Rate will not include the Make-Whole Adjustment. The Conversion Rates with regard to the two issues of Notes with and without the Make-Whole Adjustment, are as follows:

Issue of Notes	Conversion Rate –with Make- Whole Adjustment	Conversion Rate –Without Make-Whole Adjustment

1.625% Notes	32.0018 shares of CA Stock per $1,000 principal amount	31.8906 shares of CA Stock per $1,000 principal amount

0.25% Notes	19.2669 shares of CA Stock per $1,000 principal amount	13.6186 shares of CA Stock per $1,000 principal amount

Under each of the Supplemental Indentures, a holder who converts Notes will be entitled to receive $48.26 in cash with regard to each share of former CalAtlantic stock as to which the Notes are converted. However, Lennar, on behalf of New CalAtlantic, is offering to deliver with regard to Notes that are converted during the Make-Whole Adjustment Period (the period from 11:59 p.m. New York City time on February 12, 2018 until 5:00 p.m. New York City time on March 29, 2018), with regard to each share of former CalAtlantic stock as to which Notes are converted, Modified Conversion Consideration consisting of (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock and (c) $9.845 in cash. Based on the last sale prices of Lennar’s Class A and Class B common stock reported on the New York Stock Exchange on February 12, 2018, and applying the Make-Whole Adjustment to the Conversion Rate, the market value of this combination of Lennar stock and cash was $1,007.86 per $1,000 principal amount of Notes. However, the price of Lennar’s Class A and Class B common stock is changes every trading day. Therefore, the value of the Modified Conversion Consideration shortly before the Fundamental Change Purchase Rights expire may be lower or higher than the February 12, 2018 last sale prices.

The Lennar offer is being made by a prospectus supplement, copies of which will be sent or made available to all holders of Notes. It is not being made by this Notice of Fundamental Change.

If I continue to hold my Notes, who will pay principal and interest?

New CalAtlantic has assumed all the obligations of CalAtlantic with regard to the Notes. Lennar has guaranteed the obligations of New CalAtlantic with regard to the Notes.

Who are the directors of New CalAtlantic and of Lennar?

The directors of New CalAtlantic are officers of Lennar. The directors of Lennar are described in Lennar’s filings with the SEC, including the Joint Proxy Statement/Prospectus relating to the Merger and the Lennar shares being issued as a result of the Merger (including those that may be issued on conversion of the Notes) that is part of Registration Statement File No. 333-221738, filed with the SEC. None of the directors of Lennar are former officers or directors of CalAtlantic, except that Scott D. Stowell, who prior to the Merger was a director and the Executive Chairman of CalAtlantic, became a director of Lennar effective at the time of the Merger.

Will CalAtlantic or New CalAtlantic file reports with the SEC?

As a result of the Merger, CalAtlantic will have no listed or other publicly traded shares, and, beginning shortly after the Merger, neither CalAtlantic nor New CalAtlantic will be required by SEC rules to file reports with the SEC. The Indenture requires that while there are any outstanding Notes, the issuer must file annual, quarterly and other reports with the SEC, even if SEC rules do not require that, and must provide copies to the Trustee and to the holders of Notes. That would require New CalAtlantic to file reports with the SEC. However, in order to accept Lennar’s offer of Modified Conversion Consideration, a holder of Notes will have to consent to elimination of that requirement. If holders of more than 50% in principal amount of the outstanding Notes consent to the removal of that requirement (whether in connection with conversions or otherwise), New CalAtlantic will not be required to make filings with the SEC or to provide holders of Notes with the information that would be included in those filings. However, Lennar, which is guaranteeing the Notes, files annual, quarterly and other reports with the SEC.

Who is the Paying Agent?

The Bank of New York Mellon Trust Company, N.A., which is the Trustee under each of the Supplemental Indentures, is also the Paying Agent and the Conversion Agent with regard to both issues of Notes.

Where can I obtain additional information about my Fundamental Change Purchase Right?

The remainder of this Notice of Fundamental Change contains more detailed information regarding the Fundamental Change Purchase Right. You are urged to read it. If you have questions or requests for assistance, you can address them to New CalAtlantic, c/o Lennar Corporation, 700 N.W. 107th Avenue, Miami, FL. 33172, Attention: Investor Relations, (305) 559-4000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notice of Fundamental Change contains forward-looking statements. Forward-looking statements generally are accompanied by words such as “will,” “expect,” “outlook,” ”anticipate,” “intend,” “plan,” “believe,” “seek”, “see,” “would,” “target” or other similar words, phrases or expressions and variations or negatives of them. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. The forward-looking statements in this Notice of Fundamental Change are based on current expectations of New CalAtlantic’s management, but are not necessarily accurate predictions of what will happen in the future.

These forward looking statements are subject to risks, uncertainties and assumptions. Accordingly, the forward-looking statements should be evaluated with consideration given to the risks and uncertainties that could cause actual results and events to differ materially from those contemplated by the forward-looking statements, including the possibility that there will be material changes in the value of Lennar Class A and Class B common stock, that, if known, might have affected a Noteholder’s decision whether to exercise the Fundamental Change Purchase Right. There is a description of a number of risks that could affect Lennar and its subsidiaries in the “Risk Factors” section of Lennar’s Annual Report on Form 10-K for the fiscal year ended November 30, 2017. However it is not possible to identify all risks that could affect Lennar or to assess the potential impact of all risks on Lennar’s businesses. Additional information about these and other important factors relating to Lennar and its businesses can be found in Lennar’s filings with the SEC. Statements in this Notice of Fundamental Change should be evaluated in light of these factors.

The statements in this Notice of Fundamental Change speak only as of its date. New CalAtlantic undertakes no obligation to update any forward-looking or other statements to reflect events or circumstances after the date of this Notice of Fundamental Change, except as required by applicable laws or regulations.

INFORMATION REGARDING THE FUNDAMENTAL CHANGE PURCHASE RIGHT

The Notes

The 1.625% Convertible Senior Notes due 2018 (“1.625% Notes”) were issued under the Seventh Supplemental Indenture, dated as of May 16, 2012, to an Indenture dated as of June 28, 1996 between The Ryland Group, Inc. and Chemical Bank, Trustee (the “Base Indenture”). The 0.25% Convertible Senior Notes due 2019 (“0.25% Notes” and, together with the 1.625% Notes, “Notes”) were issued under the Ninth Supplemental Indenture, dated as of May 20, 2013, to the Base Indenture (the Seventh Supplemental Indenture and the Ninth Supplemental Indenture, together, are the “Supplemental Indentures”). As of February 12, 2018, there were $6,688,000 principal amount of outstanding 1.625% Notes and $267,500,000 principal amount of outstanding 0.25% Notes.

The Notes were issued by The Ryland Group, Inc. On October 1, 2015, The Ryland Group, Inc. was merged into CalAtlantic Group, Inc. (“CalAtlantic”) and CalAtlantic assumed the obligations of the issuer with regard to the Notes. On February 12, 2018, CalAtlantic was merged into a wholly-owned subsidiary of Lennar Corporation (“Lennar”) and the Lennar subsidiary was renamed CalAtlantic Group, Inc. (“New CalAtlantic”). As a result of that merger, New CalAtlantic assumed the obligations of the issuer with regard to the Notes and Lennar guaranteed these obligations.

The Fundamental Change

The merger of CalAtlantic into New CalAtlantic (the “Merger”) was a Fundamental Change, as that term is defined in each of the Supplemental Indentures.

Fundamental Change Purchase Right

Under each of the Supplemental Indentures, if there is a Fundamental Change, each holder of Notes issued under the Supplemental Indenture has the option to require the issuer to purchase for cash (a “Fundamental Change Purchase Right”) all or any portion of the holder’s Notes equal to $1,000, or an integral multiple of $1,000, on a day chosen by the issuer, that is not less than 20 nor more than 35 Business Days after the occurrence of the Fundamental Change (the “Fundamental Change Purchase Date”) at a purchase price (the “Fundamental Change Purchase Price”) equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date.

New CalAtlantic has selected March 30, 2018 as the Fundamental Change Purchase Date with regard to the Fundamental Change Purchase Rights resulting from the Merger. Accrued but unpaid interest to, but not including, that date will be $6.094 per $1,000 principal amount with regard to the 1.625% Notes and $0.826 per $1,000 principal amount with regard to the 0.25% Notes.

In order to exercise a Fundamental Change Purchase Right, a holder of Notes must surrender the Notes through the transmittal procedures of The Depositary Trust Company (“DTC”). That will involve your instructing your broker, bank or other nominee which is a participant in DTC to surrender your Notes on your behalf (or, if you are a DTC participant, it will involve your surrendering your Notes) electronically through DTC’s Automatic Tender Offer Program (“ATOP”) over the Participant Terminal System in time for book entry transfer of the Notes and delivery of an Agents Message from DTC regarding exercise of the Fundamental Change Purchase Right to be completed before 5:00 p.m., New York City time on March 29, 2018.

Withdrawal of Exercise of Fundamental Change Purchase Right

An exercise of the Fundamental Change Purchase Right can be withdrawn until 5:00 p.m. New York City time on the Business Day before the Fundamental Change Purchase Date. In order to withdraw an election to exercise a Fundamental Change Purchase Right with regard to Notes, a holder must provide a notice of withdrawal in accordance with DTC procedures prior to 5:00 p.m. New York City time on March 29 2018. The withdrawal notice must be received by the Paying Agent by that time. Delivery of an instruction to DTC will not constitute delivery of a withdrawal notice to the Paying Agent.

Payment of the Fundamental Change Purchase Price

Not later than 11:00 a.m. New York City time, on April 2, 2018, New CalAtlantic will provide the Paying Agent funds equal to the sum to be paid to holders of Notes who elect to exercise their Fundamental Change Purchase Rights. The Paying Agent will distribute these funds to DTC, as the sole holder of record of the Notes, and DTC will distribute them to its participants.

Source of Funds

New CalAtlantic will obtain the funds it provides to the Paying Agent from its cash on hand or from funds provided to it by its sole stockholder, Lennar. Lennar will obtain the funds from its cash on hand or from borrowings under its Credit Agreement with a group of banks.

Disposition of Purchased Notes

Notes that are purchased by New CalAtlantic because of exercises of Fundamental Change Purchase Rights will be cancelled.

Interests of Directors, Executive Officers and Affiliates in Notes

New CalAtlantic believes that none of its directors, executive officers or subsidiaries or its parent has any beneficial interest in Notes or has engaged in any transactions involving Notes within the 60 days prior to the date of this Notice of Fundamental Change, and New CalAtlantic has no plans to purchase Notes from any such persons.

Agreements Involving the Notes

Except for Supplemental Indentures by which New CalAtlantic assumed the obligations with regard to the Notes and Lennar guaranteed its obligations with regard to the Supplemental Indentures and the Notes, none of New CalAtlantic or its subsidiaries or parent, or to the best of its knowledge, any of its directors or executive officers, is a party to any agreement, arrangement or understanding with any persons relating to their exercise of the Fundamental Change Purchase Right.

Right to Convert Notes

Holders who convert Notes after the Merger are entitled to receive upon conversion what they would have received in the Merger if they had converted their Notes immediately before the Merger. Holders who convert Notes between 11:59 p.m. on February 12, 2018 and 5:00 p.m. New York City time on March 29, 2018 are entitled to benefit from a Make-Whole Adjustment that temporarily increases the Conversion Rates with regard to the two issues of Notes. After that, the Conversion Rates will return to what they were before February 12, 2018. The Conversion Rates with regard to the two issues of Notes with and without the Make-Whole Adjustment, are as follows:

Issue of Notes	Conversion Rate –with Make- Whole Adjustment	Conversion Rate –Without Make-Whole Adjustment

1.625% Notes	32.0018 shares of CA Stock per $1,000 principal amount	31.8906 shares of CA Stock per $1,000 principal amount

0.25% Notes	19.2669 shares of CA Stock per $1,000 principal amount	13.6186 shares of CA Stock per $1,000 principal amount

Because CalAtlantic stockholders could receive either of two different types of consideration as a result of the Merger, the Supplemental Indentures provide that holders of Notes are entitled to receive upon conversion after the Merger “the weighted average of the types and amounts of consideration received by the holders of Common Stock that affirmatively make such an election.”

In the Merger, holders of CA Stock received with regard to each share of CA Stock, 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock. However, holders of CA Stock had the option to elect to receive cash of $48.26 per share with regard to up to 24,083,091 shares of CA Stock. A major stockholder of CalAtlantic agreed that if CalAtlantic stockholders did not elect to receive cash with regard to the maximum number of shares as to which they could elect to receive cash, the major stockholder would be deemed to elect to receive $48.26 per share in cash with regard to the number of shares necessary to cause cash elections to be made with regard to the maximum 24,083,091 shares. Holders of 391,893 shares of CA Stock elected to receive cash, and therefore the major stockholder was deemed to have elected to receive cash with regard to 23,691,198 shares.

Only holders of CA Stock who wanted to receive cash made affirmative elections. Holders who did not make elections, other than the major stockholder who was deemed to make an election, are receiving the combination of Lennar Class A and Class B common stock. Therefore, the type of consideration received by holders of CA Stock that affirmatively made elections was $48.26 in cash per share of CA Stock, and under the Supplemental Indentures, that is what is to be received by holders who convert Notes after the Merger.

Lennar’s Offer.

Based upon the last sale prices of Lennar’s Class A and Class B common stock on February 12, 2018 (the day on which the Merger became effective) reported on the New York Stock Exchange, the combined value of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock was $53.34. Based upon those last reported sale prices, the weighted average value of what all the holders of CalAtlantic common stock received was $52.31 per share. Therefore, on February 12, 2018, the value of the Lennar Class A and Class B stock that is being issued to former CalAtlantic stockholders who did not elect to receive cash was more than the $48.26 per share that would be received under the Supplemental Indentures upon conversion of Notes after the Merger.

Lennar believes that what holders of Notes will receive on conversion should not be reduced because only stockholders who wanted to receive cash made affirmative elections. Therefore, Lennar, on behalf of New CalAtlantic, is offering holders who convert Notes during the Make-Whole Conversion Period (the period ending at 5:00 New York City time on March 29, 2018) the opportunity to elect to receive Modified Conversion Consideration which is the same percentage of cash and Lennar Class A and Class B common stock as that received by all the holders of CA stock taken together. A holder who converts Notes during the Make-Whole Adjustment Period and elects to receive the Modified Conversion Consideration will receive 20.40% of the conversion consideration in the form of cash at the rate of $48.26 per full share of CA Stock and 79.60% in the form of Lennar Class A and Class B common stock at the rate of 0.885 shares of Lennar Class A common stock and 0.0177 shares of Lennar Class B common stock per full share of CA Stock. That will result in a holder’s receiving with respect to each former share of CA Stock regarding which a Note is converted during the Make-Whole Conversion Period (a) 0.7045 shares of Lennar Class A common stock, (b) 0.0141 shares of Lennar Class B common stock and (c) $9.845 in cash. Based on the last sale prices of Lennar’s Class A and Class B common stock reported on the New York Stock Exchange, on February 12, 2018, the value of the Modified Conversion Consideration per former share of CA Stock on that day would have been $52.31, which would equal $1,674.02 per $1,000 principal amount with regard to a 1.625% Note converted during the Make-Whole Adjustment Period and $1,007.86 per $1,000 principal amount with regard to a 0.25% Note converted during the Make-Whole Adjustment Period. However, the price of Lennar’s Class A and Class B stock may at any point in time be lower or higher than it was at the close of trading on February 12, 2018.

Each holder of Notes will be able to decide for itself whether, if the holder converts Notes during the Make Whole Adjustment Period, the holder wants to receive the Modified Merger Consideration or the holder would rather receive cash of $48.26 per share of former CA Stock as to which it converts Notes. An election to receive the Modified Merger Consideration will be an agreement between the holder of Notes that makes the election and Lennar and New CalAtlantic, and will not affect what any other holder of Notes will receive on conversion. The Supplemental Indenture will not be amended to change its terms regarding what a holder is entitled to receive on conversion of Notes.

This Notice of Fundamental Change is not offering the Modified Conversion Consideration to holders of Notes. Lennar’s offer of Modified Conversion Consideration is being made on behalf of CalAtlantic by a prospectus supplement that is being sent to holders of Notes at or about the same time as this Notice of Fundamental Change. Holders of Notes should read the prospectus supplement carefully, because it contains information that may affect a decision whether to exercise the Fundamental Change Purchase Right.

Information about New CalAtlantic and Lennar

New CalAtlantic is a wholly owned subsidiary of Lennar that was formed for the purpose of participating in the Merger. Prior to the Merger, New CalAtlantic had essentially no assets or liabilities. All the assets and liabilities of New CalAtlantic are assets it acquired, or liabilities to which it became subject, as a result of the Merger.

The officers and directors of New CalAtlantic are all officers of Lennar. No director of CalAtlantic will be a director of New CalAtlantic or Lennar, except that Scott D. Stowell, who until the Merger was a director and the Executive Chairman of CalAtlantic, became a director of Lennar at the time of the Merger.

Lennar is a major homebuilder. Before the Merger, CalAtlantic also was a major homebuilder. As a result of the Merger, Lennar, through its subsidiaries, including New CalAtlantic, is the largest homebuilder in the United States on the basis of revenues. It owns or controls approximately 249,000 homesites and is actively selling homes in approximately 1,300 residential communities in 21 states. In its most recently ended fiscal year, Lennar delivered 29,394 single family homes and CalAtlantic delivered 14,602 single family homes. Lennar also provides mortgage financing, title insurance and closing services to buyers of homes it builds and to others. In addition, Lennar’s Rialto segment is a vertically integrated asset management platform, focusing on investing throughout the commercial real estate structure. Lennar’s Multifamily segment is a nationwide developer of high quality multifamily rental properties.

Additional information about Lennar is contained in its Annual Report on Form 10-K for the year ended November 30, 2017 which was filed with the SEC. Information about the Merger, including information about Lennar’s directors and pro forma financial information, is contained in a Joint Proxy Statement/Prospectus that is included in a registration statement on Form S-4 filed by Lennar with the SEC, File No. 333-221738. Copies of both documents are available on the SEC’s website, www.sec.gov, and on Lennar’s website, www.lennar.com. In addition, copies can be obtained without charge by requesting them in writing or by telephone from Lennar at 700 N.W. 107th Avenue, Miami, FL 33172, Attention: Investor Relations, (305) 559-4000.

SEC filings by CalAtlantic, New CalAtlantic and Lennar

The separate existence of CalAtlantic ended with the Merger. Therefore, the common stock of CalAtlantic no longer will be listed or traded and the obligation of CalAtlantic to file reports with the SEC under the Federal securities laws will terminate on February 23, 2018. New CalAtlantic, which succeeded to all the assets and liabilities of CalAtlantic, is wholly owned by Lennar, and therefore is not required to file reports under the Federal securities laws.

The Supplemental Indentures require that while there are any outstanding Notes, the issuer must file annual, quarterly and other reports with the SEC, even if SEC rules do not require that, and must provide copies to the Trustee and to the holders of Notes. That would require New CalAtlantic to file reports with the SEC. However, in order to accept Lennar’s offer of Modified Conversion Consideration, a holder of Notes will have to consent to elimination of that requirement. If holders of more than 50% in principal amount of the outstanding Notes consent to the removal of that requirement, New CalAtlantic will not be required to make filings with the SEC or to provide Noteholders with the information that would be included in those filings. However, Lennar, which is guaranteeing the Notes, files annual, quarterly and other reports with the SEC.

Certain U.S. Federal Income Tax Considerations.

The following discussion is a summary of certain U.S. federal income tax considerations relating to the exercise of the Fundamental Change Purchase Right by a holder of a Note. This discussion does not purport to be a complete analysis of all potential tax effects and does not address the effects of any state, local, alternative minimum, estate, gift or non-U.S. tax laws. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect and to differing interpretations, all of which could result in U.S. federal income tax considerations different from those described below. No rulings from the Internal Revenue Service (“IRS”) have been or are expected to be sought with respect to the matters discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

This discussion does not address all of the U.S. federal income tax considerations that might be relevant to a beneficial owner in light of such beneficial owner’s particular circumstances or to beneficial owners subject to special treatment under the U.S. federal income tax laws, including: dealers in securities; financial institutions; regulated investment companies; real estate investment trusts; tax-exempt organizations; insurance companies; persons holding the Notes as part of a hedging, integrated, or conversion transaction or a straddle, or persons deemed to sell Notes under the constructive sale provisions of the Code; traders in securities that have elected the mark-to-market method of tax accounting for securities; entities that are treated as partnerships for U.S. federal income tax purposes; persons who are partners or investors in a partnership or other pass-through entity, in each case for U.S. federal income tax purposes, that holds the Notes; U.S. holders whose “functional currency” is not the U.S. dollar; controlled foreign corporations; passive foreign investment companies; qualified foreign pension funds; or U.S. expatriates.

In addition, this discussion assumes that the Notes (i) were not issued with more than a de minimis amount of original issue discount and (ii) are held as capital assets within the meaning of Section 1221 of the Code.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or any political subdivision thereof;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Note that is not a U.S. holder.

Tax Considerations for U.S. Holders

Sale, Exchange, Redemption or other Taxable Disposition of the Notes

Subject to the discussions below under “Accrued Interest” and “Market Discount”, the sale, exchange, redemption or other taxable disposition of a Note by a U.S. holder (including through the exercise of the Fundamental Change Purchase Right) will be a taxable transaction for U.S. federal income tax purposes and a U.S. holder will generally recognize a taxable gain or loss equal to the difference between (i) the amount of cash received by the U.S. holder in the exchange, other than amounts attributable to accrued interest, and (ii) the U.S. holder’s adjusted tax basis in the Notes exchanged. A U.S. holder’s gain or loss will generally be a capital gain or loss, except to the extent gain is treated as ordinary income under the market discount rules, as discussed below. Any capital gain or loss will be long-term capital gain or loss if at the time of the exercise of the Fundamental Change Purchase Right the U.S. holder held the Note for more than one year. Under current law, long-term capital gain of non-corporate U.S. holders, including individual U.S. holders, is generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

A U.S. holder’s adjusted tax basis in a Note generally will equal the price the U.S. holder paid for the Note, (i) increased by any market discount previously included in income and (ii) decreased (but not below zero) by any principal payments previously made to the holder and any amortizable bond premium that the U.S. holder has previously amortized. If a U.S. holder acquired a Note at a price in excess of its principal amount, and therefore with bond premium, and has not elected to amortize such bond premium, the unamortized premium will decrease the gain or increase the loss the U.S. holder will otherwise recognize upon the exercise of the Fundamental Change Purchase Right.

Accrued Interest

Amounts received by a U.S. Holder upon the disposition of a Note pursuant to the exercise of the Fundamental Change Repurchase Right that are attributable to accrued and unpaid interest, including OID, will be taxable to the U.S. holder as ordinary interest income, to the extent that such interest or OID has not been previously included in income.

Market Discount

A U.S. holder that purchased a Note after its original issuance at a “market discount,” will generally be required to treat any gain recognized upon the exercise of the Fundamental Change Purchase Right with respect to that Note as ordinary income to the extent of the market discount accrued during the holder’s period of ownership, less any portion of such accrued market discount the holder previously elected to include in income. Gain in excess of such accrued market discount will be subject to the capital gain rules described above. Subject to a statutory de minimis exception, market discount is the excess of the Note’s stated principal amount over the holder’s tax basis in the Note immediately after the holder acquired the Note. A holder should consult its tax advisor with regard to the application of the market discount rules to the holder’s particular situation.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply with respect to payments attributable to accrued but unpaid interest on, and payment of the proceeds from the disposition of, the Notes. Backup withholding may apply to those payments if a U.S holder fails to provide to the Paying Agent the U.S. holder’s taxpayer identification number, or certification of exempt status, or if the holder has failed to report in full interest and dividend income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is timely furnished in the appropriate manner to the IRS. Each holder should consult its tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

The tax treatment of capital gains and losses, and of interest income, to particular Noteholders will differ depending on a number of factors, including whether the Noteholder is an individual, a corporation or another form of entity, and whether the holder is subject to special tax rules. The U.S. federal income tax treatment of Notes as to which holders exercise the Fundamental Change Purchase right may be affected by changes in the U.S. tax laws made by the 2017 Tax Cuts and Jobs Act. Each U.S. holder is urged to consult its own tax advisor regarding the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences under U.S. federal estate or give tax laws or under the laws of any state, local or non-U.S. jurisdiction. In addition, exercise of the Fundamental Change Purchase Right may subject the holder to state, local or foreign taxes.

Tax considerations for non-U.S. holders

The U.S. federal income tax treatment of the disposition of a Note by a Non-U.S. holder through exercising the Fundamental Change Purchase Right will be different from the treatment of a similar disposition by a person who is taxed as a U.S. holder. This summary does not address any of the tax considerations that may be important to a Non-U.S. holder arising from the exercise of the Fundamental Change Purchase Right. Non-U.S. holders are urged to consult their own advisors regarding the tax consequences to them of an exercise of the Fundamental Change Purchase Right.

Tax effects of Merger, Assumptions of Debt and Conversions

This summary does not address any tax effects upon holders of Notes resulting from the Merger, the assumption by New CalAtlantic of the obligations with regard to the Supplemental Indentures and the Notes, the guarantee by Lennar of the obligations of New CalAtlantic with regard to the Supplemental Indentures, the temporary change in the Conversion Rates applicable to the Notes during the Make-Whole Conversion Period, or conversions of Notes, whether during or after the Make-Whole Election Period.

Every holder of Notes is urged to consult the holder’s own tax adviser regarding the tax consequences to that holder of exercising the Fundamental Change Purchase Right.

Miscellaneous

Lennar has filed with the SEC a Tender Offer Statement on Schedule TO that contains information relating to the Fundamental Change Purchase Right. A copy of that Tender Offer Statement is available on the SEC’s website, www.sec.gov, and on Lennar’s website, www.lennar.com. In addition, copies can be obtained without charge by requesting them in writing or by telephone from Lennar at 700 N.W. 107th Avenue, Miami, FL 33172, Attention: Investor Relations, (305) 559-4000.

New CalAtlantic has not employed anybody to make recommendations regarding exercises of the Fundamental Change Purchase Right or authorized anybody to make any statements about the Fundamental Change Purchase Right that are in any way different from, or in addition to, the statements made in this Notice of Fundamental Change.

If anything in this Notice of Fundamental Change conflicts with anything said in either of the Supplemental Indentures or the Notes, the terms of the Supplemental Indentures or the Notes will prevail.

None of New CalAtlantic, Lennar, any of their respective directors, officers, employees or representatives, the Trustee, the Conversion Agent or the Paying Agent is making any recommendation as to whether holders of Notes should or should not exercise the Fundamental Change Purchase Right.

CALATLANTIC GROUP, INC.

February 16, 2018